SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of October, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Sep-06

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,420,936	0.99480%	0.64282%
Share	Common, nominative, no nominal price and book-entry share				28,337,828	10.23514%	0.00000%
Operations in the month
Security/ Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Common, nominative, no nominal price and book-entry share	Agora	Sales	1-Sep	10,000	8.05	80,500.00
		Agora	Sales	4-Sep	18,000	8.15	146,652.30
		Agora	Sales	12-Sep	25,000	7.93	198,125.00
		Intra	Sales	12-Sep	3,000	7.85	23,550.00
		Agora	Sales	13-Sep	32,000	8.07	258,224.00
		Intra	Sales	13.09	3,000	8.03	24,075.00
		Indusval	Sales	15-Sep	1,400	8.15	11,410.00
		Intra	Sales	18-Sep	3,000	8.15	24,450.00
		Intra	Sales	21-Sep	2,000	8.00	16,000.00
		Indusval	Sales	22-Sep	1,000	7.75	7,750.00
		Agora	Sales	26-Sep	2,000	8.08	16,150.00
		Intra	Sales	26-Sep	2,000	8.00	16,000.00
		Indusval	Sales	28-Sep	1,000	8.16	8,160.00
		Indusval	Sales	1-Sep	40,000	8.03	321,375.00
		Indusval	Sales	4-Sep	26,900	8.17	219,830.00
		Indusval	Sales	12-Sep	30,000	7.95	238,500.00
		Indusval	Sales	13-Sep	60,000	8.11	486,624.00
		Indusval	Sales	15-Sep	9,900	8.15	80,685.00
		Unibanco	Sales	5-Sep	30,000	7.99	239,550.00

			Total Sales		300,200		2,417,610.30
Share	Common, nominative, no nominal price and book-entry share	Intra	Purchase	5-Sep	2,000	8.00	16,000.00
		Agora	Purchase	6-Sep	1,000	7.80	7,800.00
		Intra	Purchase	6-Sep	2,000	7.90	15,800.00
		Intra	Purchase	11-Sep	3,000	7.70	23,100.00
		Indusval	Purchase	19-Sep	2,000	7.95	15,900.00
		Intra	Purchase	19-Sep	2,000	8.05	16,100.00
		Intra	Purchase	20-Sep	2,000	7.88	15,750.00
		Intra	Purchase	21-Sep	2,000	7.80	15,600.00
		Indusval	Purchase	22-Sep	2,000	7.63	15,250.00
		Intra	Purchase	22-Sep	2,000	7.70	15,400.00
		Indusval	Purchase	29-Sep	1,000	8.05	8,050.00
		Indusval	Purchase	5-Sep	5,000	8.00	40,000.00
		Indusval	Purchase	6-Sep	2,000	7.82	15,640.00
		Unibanco	Purchase	5-Sep	60,000	2.46	147,510.00

			Total Purchase	-	88,000		367,900.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,208,736	0.47793%	0.31691%
Share	Common, nominative, no nominal price and book-entry share				28,337,828	10.23514%	0.00000%

Denomination of the Controlled Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features o f the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,420,936	0.83628%	0.38478%
Share	Common, nominative, no nominal price and book-entry share				260	0.00003%	0.00002%
Operations in the month
Security/ Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Agora	Sales	1-Sep	10,000	8.05	80,500.00
		Agora	Sales	4-Sep	18,000	8.15	146,652.30
		Agora	Sales	12-Sep	25,000	7.93	198,125.00
		Intra	Sales	12-Sep	3,000	7.85	23,550.00
		Agora	Sales	13-Sep	32,000	8.07	258,224.00
		Intra	Sales	13.09	3,000	8.03	24,075.00
		Indusval	Sales	15-Sep	1,400	8.15	11,410.00
		Intra	Sales	18-Sep	3,000	8.15	24,450.00
		Intra	Sales	21-Sep	2,000	8.00	16,000.00
		Indusval	Sales	22-Sep	1,000	7.75	7,750.00
		Agora	Sales	26-Sep	2,000	8.08	16,150.00
		Intra	Sales	26-Sep	2,000	8.00	16,000.00
		Indusval	Sales	28-Sep	1,000	8.16	8,160.00
		Indusval	Sales	1-Sep	40,000	8.03	321,375.00
		Indusval	Sales	4-Sep	26,900	8.17	219,830.00
		Indusval	Sales	12-Sep	30,000	7.95	238,500.00
		Indusval	Sales	13-Sep	60,000	8.11	486,624.00
		Indusval	Sales	15-Sep	9,900	8.15	80,685.00
		Unibanco	Sales	5-Sep	30,000	7.99	239,550.00

			Total Sales	-	300,200	-	2,417,610.30
Share	Preferred, nominative, no nominal price and book-entry share	Intra	Purchase	5-Sep	2,000	8.00	16,000.00
		Agora	Purchase	6-Sep	1,000	7.80	7,800.00
		Intra	Purchase	6-Sep	2,000	7.90	15,800.00
		Intra	Purchase	11-Sep	3,000	7.70	23,100.00
		Indusval	Purchase	19-Sep	2,000	7.95	15,900.00
		Intra	Purchase	19-Sep	2,000	8.05	16,100.00
		Intra	Purchase	20-Sep	2,000	7.88	15,750.00
		Intra	Purchase	21-Sep	2,000	7.80	15,600.00
		Indusval	Purchase	22-Sep	2,000	7.63	15,250.00
		Intra	Purchase	22-Sep	2,000	7.70	15,400.00
		Indusval	Purchase	29-Sep	1,000	8.05	8,050.00
		Indusval	Purchase	5-Sep	5,000	8.00	40,000.00
		Indusval	Purchase	6-Sep	2,000	7.82	15,640.00
		Unibanco	Purchase	5-Sep	60,000	2.46	147,510.00

			Total Purchase	-	88,000	-	367,900
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,208,736	0.40177%	0.18551%
Share	Common, nominative, no nominal price and book-entry share				260	0.00002%	0.00001%

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
(1)	In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:	The information by group must be supplied in these consolidated data – members of the Board of Directors,
Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Sep-06

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors	( x ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				565,254	0.10373%	0.06878%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%
Transactions in the month
Security/ Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book- entry share	Unibanco	Sales	19-Sep	1,200	7.87	9,438.00
		Unibanco	Sales	28-Sep	23,334	7.87	183,521.91

			Total Sales	-	24,534	-	192,959.91
Share	Preferred, nominative, no nominal price and book- entry share	Unibanco	Purchase	19-Sep	4,600	2.33	10,706.50
		Unibanco	Purchase	28-Sep	46,668	2.46	114,733.28

			Total Purchase	-	51,268	-	125,439.78
Final Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				591,988	0.05432%	0.03602%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( ) Board of Directors	( x ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				565,254	0.08720%	0.04026%
Share	Common, nominative, no nominal price and book-entry share				180	0.00003%	0.00001%
Operations in the month
Security/ Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book- entry share	Unibanco	Sales	19-Sep	1,200	7.87	9,438.00
		Unibanco	Sales	28-Sep	23,334	7.87	183,521.91

			Total Sales	-	24,534	-	192,959.91
Share	Preferred, nominative, no nominal price and book- entry share	Unibanco	Purchase	19-Sep	4,600	2.33	10,706.50
		Unibanco	Purchase	28-Sep	46,668	2.46	114,733.28

			Total Purchase	-	51,268	-	125,439.78
Final Balance
Security/ Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				591.988	0.04332%	0.02000%
Share	Common, nominative, no nominal price and book-entry share				180	0.00001%	0.00001%

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
(1)	In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:	The information by group must be supplied in these consolidated data – members of the Board of Directors,
Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 16, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.